UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
OR

□ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission File Number 1-9936
EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)
Edison International
(Name of Issuer)
2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedules
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of
Edison 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Edison 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for plan benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan’s management (Management). Our responsibility is to express an opinion on the financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule of Reportable Transactions for the year then ended, has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental schedules are the responsibility of Management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditor since 2025.

Houston, Texas
June 25, 2026

Financial Statements

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2025	2024
Assets
Investments, at fair value	$6,943,726	$6,275,316
Receivables
Notes receivable from participants	90,693	88,046
Dividends receivable	538	490
Receivable from brokers and other	39,392	17,437
Total receivables	130,623	105,973
Total assets	7,074,349	6,381,289

Liabilities
Payable to brokers and other	84,340	65,946
Total liabilities	84,340	65,946

Net assets available for plan benefits	$6,990,009	$6,315,343

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

For the year ended
(in thousands)	December 31, 2025
Additions
Investment income
Dividends	$34,597
Interest income and other	29,412
Net appreciation in fair value of investments	901,477
Total investment income	965,486
Interest income on notes receivable from participants	7,065
Contributions
Employer contributions, net of forfeitures	144,644
Participant and rollover contributions	209,616
Total net contributions	354,260
Total additions	1,326,811

Deductions
Management fees	(6,693)
Distributions to participants	(645,452)
Total deductions	(652,145)

Net increase	674,666
Net assets available for plan benefits
Beginning of year	6,315,343
End of year	$6,990,009

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Plan Description
The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is Southern California Edison Company ("SCE," the "Plan Sponsor"). Participants should refer to the Plan's summary plan description and plan document, as amended, for a complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the plan document, is eligible to participate in the Plan immediately upon employment.
Contributions
Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions of up to 6% of a participant's eligible pay. The Plan allows employees who have attained age 50 before the close of the Plan year to make catch-up contributions, and effective January 1, 2026, also allows eligible participants who have attained ages 60 through 63 to make additional catch-up contributions, in each case subject to applicable Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company and its participating subsidiary companies on or after December 31, 2017, receive non-elective employer contributions. Represented employees receive a non-elective contribution of 4-6%, based on age and service points. Non-represented employees hired between December 31, 2017 and June 30, 2024, receive a non-elective employer contribution of 6%. Non-represented employees hired on or after July 1, 2024, receive a non-elective contribution of 4-6%, based on age and service points.
Vesting
Participants immediately vest in their own contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and related earnings are fully vested.
Forfeitures
Forfeited non-vested accounts are used to offset employer contributions. On December 31, 2025 and 2024, the unused portion of forfeited non-vested accounts totaled approximately $83,000 and $115,000, respectively. During 2025, there were $1,887,000 of new forfeited non-vested accounts. Forfeited non-vested accounts were used to reduce employer contributions by approximately $1,919,000 in 2025.
Plan Trust
Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a complete description of the mutual covenants.

Plan Administration
The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator"), and Conduent HR Services, LLC is the Plan's record keeper. The Plan provides participants with a detailed description of each investment fund choice and lists the respective investment managers.
Administrative and Investment Expenses
Except as noted below, the Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds. Effective January 1, 2024, a recordkeeping fee of $9.50 per quarter was applied to the accounts of former employees who separated for reasons other than retirement (defined as age 55 or more with 5 or more years of service) and maintained a balance in the Plan one full quarter after termination. This fee is subject to change with advance notice. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services.
Participant Accounts
Each participant account is adjusted for certain activities, including a participant's contribution, the employer's contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. The allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from 1 to 4 years for general-purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at the time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25% to 10.50% as of December 31, 2025, and mature on various dates through January 2041. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant's account. Some separated participants may repay loan obligations directly rather than through payroll deductions. Participant loans amounted to approximately $90,693,000 and $88,046,000 as of December 31, 2025 and 2024, respectively.
Distributions to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $7,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance less than or equal to $1,000 will automatically be paid in a single lump sum. If the vested account balance is greater than $1,000 but less than or equal to $7,000 upon termination of employment, participants will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $200,614,000 and $305,123,000 as of December 31, 2025 and 2024, respectively. Such investments represented approximately 3% and 5% of the Plan's net assets as of December 31, 2025 and 2024, respectively. For risks and uncertainties regarding investment in Edison International Common Stock, participants should refer to the Edison International annual report on Form 10-K for the year ended December 31, 2025, and the quarterly report on Form 10-Q for the period ended March 31, 2026.
The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include the devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the

Form 5500. The loan offsets are included in Distributions to participants in the Statement of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.
Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued. During this period, there were no material subsequent events that affected the Plan's financial statements.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). The fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are:
•Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;
•Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and
•Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. All of the investments had observable pricing inputs. There were no changes in the valuation methods during 2025 and 2024. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Investments in separately managed accounts ("separate accounts") are managed by external investment managers and include the following: Cash and short-term interest-bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed-income investments, including asset-backed securities, in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds, and therefore, are classified as Level 1. Fixed-income investments in this category are classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2025 and 2024, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2025
(in thousands)	Level 1	Level 2	NAV[1]	Total
Edison International Stock Fund	$200,359	$—	$255	$200,614
Money market fund	—	—	355,774	355,774
Self-directed brokerage accounts	1,148,702	4,077	—	1,152,779
Mutual fund	294,131	—	—	294,131
Collective investment funds	—	—	3,906,267	3,906,267
Separate managed funds:
Cash and other short-term investments	383	641	9,606	10,630
Mutual funds	—	—	9,864	9,864
Fixed income securities[2]	65,127	234,375	—	299,502
Common and preferred stocks	684,797	1,595	—	686,392
Other	5,075	22,698	—	27,773
Total separate managed funds	755,382	259,309	19,470	1,034,161
Total investments at fair value	$2,398,574	$263,386	$4,281,766	$6,943,726

	Investments at Fair Value as of December 31, 2024
(in thousands)	Level 1	Level 2	NAV[1]	Total
Edison International Stock Fund	$304,477	$—	$646	$305,123
Money market fund	—	—	370,643	370,643
Self-directed brokerage accounts	1,032,298	6,622	—	1,038,920
Mutual fund	242,629	—	—	242,629
Collective investment funds	—	—	3,320,649	3,320,649
Separate managed funds:
Cash and other short-term investments	1,116	1,148	8,659	10,923
Mutual funds	—	—	3,869	3,869
Fixed income securities[2]	63,006	220,211	—	283,217
Common and preferred stocks	678,825	2,074	—	680,899
Other	4,807	13,637	—	18,444
Total separate managed funds	747,754	237,070	12,528	997,352
Total investments at fair value	$2,327,158	$243,692	$3,704,466	$6,275,316

1These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets Available for Plan Benefits.

2These investments primarily consist of corporate bonds, U.S. government and agency securities including U.S. treasury notes and bonds. These investments also include mortgage backed securities of $17,130,000 and $17,935,000 as of December 31, 2025 and 2024, respectively.
There were no investments classified as Level 3 held by the Plan during 2025 and 2024.
Fund Investments Valued at Net Asset Value per Share as a Practical Expedient
NAV is used as a practical expedient to estimate fair value, and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2025
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund[1]	$365,635	Not applicable	Daily	None
Mutual fund[2]	9,864	Not applicable	Daily	None
Collective investment funds[3]	3,906,267	Not applicable	Daily	None
Total	$4,281,766

	December 31, 2024
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund[1]	$379,948	Not applicable	Daily	None
Mutual fund[2]	3,869	Not applicable	Daily	None
Collective investment funds[3]	3,320,649	Not applicable	Daily	None
Total	$3,704,466

1As of December 31, 2025 and 2024, the combined money market fund investments of $365,635,000 and $379,948,000, respectively, are fully invested in the State Street Money Market Fund. Of these amounts, $9,606,000 and $8,659,000, respectively, are held within separate managed funds, and $255,000 and $646,000, respectively, are held within the "Edison International Stock Fund."
The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.
2As of December 31, 2025 and 2024, the investments are all invested in a bond mutual fund within the separately managed accounts. The investment objective is to seek maximum current income, consistent with the preservation of capital and daily liquidity.
3As of December 31, 2025 and 2024, collective investment funds primarily consist of fixed-income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections
The Trustee invests contributions in accordance with participant elections from their choice of the available investment options offered within the Plan.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction that applies to all funds except the Edison International Stock Fund. Reallocation elections may also be subject to redemption fees or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account as of the close of market on the date of transfer.

5. Investment Options
As of December 31, 2025 and 2024, all participants were able to choose from various investment fund offerings. These investment funds consisted of the following:
•Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date Fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.
•Tier 2 – Ten Institutional Funds representing a range of asset classes: large and small U.S. stocks, cash equivalents, non-U.S. stocks, real assets and fixed-income instruments, with varying degrees of risk and return.
•Tier 3 – Self-Directed Brokerage Accounts: Allow participants to select investments from among thousands of publicly traded securities, including individual equities, mutual funds, fixed-income products, exchange-traded funds, real estate investment trusts, and taxable unit investment trusts.
The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.
Effective June 30, 2021, further investment in the Edison International Stock Fund was closed to new investment, including deferrals and contributions (reinvestment of dividends on Edison International Stock is not treated as new investment for this purpose). Amounts currently invested in the Edison International Stock Fund may remain invested there.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2025	2024
Net assets available for plan benefits per the financial statements	$6,990,009	$6,315,343
Less: Amounts allocated to withdrawing participants	(5)	(1,751)
Less: Deemed distributions of participant loans	(759)	(781)
Net assets available for plan benefits per the Form 5500	$6,989,245	$6,312,811

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

For the year ended
(in thousands)	December 31, 2025
Total distribution to participants per the financial statements	$645,452
Add: Amounts allocated to withdrawing participants at December 31, 2025	5
Add: Deemed distributions of participant loans at December 31, 2025	759
Less: Amounts allocated to withdrawing participants at December 31, 2024	(1,751)
Less: Deemed distributions of participant loans at December 31, 2024	(781)
Benefits paid to participants per the Form 5500	$643,684

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

7. Related-Party Transactions
The Plan's Trustee receives fees for benefit payment, trustee, and custodial services. Certain Plan investments, including investments held in the trust, are shares of funds managed by State Street Global Advisors ("SSGA"), an affiliate of the Plan's Trustee. The Plan includes, as an investment option, the Edison International Stock Fund, which primarily invests in the Company's common stock. See Note 2 for a discussion of the amount of the Plan's investment in the Company's common stock. The Company allows for the use of office property and equipment and provides services necessary for the administration of the Plan, such as accounting and legal services at no cost to the Plan. In addition, the Plan issues loans to participants, see Notes Receivable from Participants in Note 1 for more details. These transactions qualify as exempt party-in-interest transactions under ERISA.
SSGA is the investment manager of the Edison International Stock Fund and the Money Market Fund. Fees earned by SSGA in its capacity as the investment manager of the Edison International Stock Fund and Money Market Fund were approximately $63,000 and $182,000, respectively, for 2025. These fees were included in Management fees and shown as a reduction in Interest income, respectively, on the Statement of Changes in Net Assets Available for Plan Benefits.
See Note 10 regarding Edison International Stock Fund dividend payments.

8. Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The trust will continue after termination until all trust assets have been distributed to participants and their beneficiaries.

9. Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017, that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. Due to changes in IRS procedures, the IRS no longer issues determination letters on an ongoing basis for individually designed qualified retirement plans. Accordingly, the Plan Sponsor has not received an updated determination letter subsequent to June 15, 2017. The Plan Sponsor believes that the Plan has been properly amended for all applicable qualification changes and continues to be designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.

10. Employee Stock Ownership Plan
The portion of the Plan consisting of the Edison International Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $1,323,000 for the year ended December 31, 2025. On December 11, 2025, the Board of Directors of Edison International declared a quarterly common stock dividend of $0.8775 per share which was paid on January 31, 2026 to the shareholders of record as of January 7, 2026.

Supplemental Schedules

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current Value
	Lessor, or Similar Party	Rate of Interest, Par or Maturity Value	Cost**	(in thousands)
Edison International stock fund
*	Edison International	Common stock - no par value		$200,614
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		355,774
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		1,791,872
	PIMCO***	Separate managed account in the core bond fund		193,448
	BlackRock Global Investors	Collective investment in the core bond fund		136,592
	Dodge & Cox***	Separate managed account in the core bond fund		151,205
	Harding Loevner	Collective investment in the core international stock fund		209,673
	Dodge & Cox	Mutual fund in the core international stock fund		294,131
	BlackRock Global Investors	Collective investment in the core international stock fund		232,879
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		340,178
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		9
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		116,058
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		122
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		63
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		14
	T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		243,335
	Blackrock Global Investors	Collective Investment in core real assets fund		36,709
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		62,705
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		55,647
	Blackrock Global Investors	Collective Investment in the commodities fund		24,742
	Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		155,869
	WESTWOOD***	WESTWOOD US Small- Med Comp Stock		131
	BlackRock Global Investors	RUSSELL 2000 Value fund		258,846
	BlackRock Global Investors	Collective Investment in global equity fund		442,400

BlackRock Global Investors	Collective Investment in Core Bond Index fund	42,097
Jennison***	Separate managed account in the core U.S. large company stock fund	341,733
Boston Partners***	Separate managed account in the core U.S. small-medium company stock fund	104,101
	Total Investment funds	5,234,559
Self-directed brokerage accounts
Charles Schwab	Self-directed brokerage accounts	1,152,779
	Total investments	6,943,726
Notes receivable from participants
* Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.25% to 10.50%	90,693
	Total	$7,034,419

*    Party-in-interest
**    Investments are participant-directed; therefore, disclosure of cost is not required.
***    See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Form 5500 Schedule H, Line 4j - Schedule of Reportable Transactions December 31, 2025	Edison 401(k) Savings Plan

								EIN: 95-1240335
								Plan Number: 002
(a)	(b)	(c)	(d)			(g)		(h)	(i)

(in thousands)
Identity of Party Involved	Description of Asset	Purchase price		Selling price	Number of Transactions		Cost of asset	Current value of asset	Net gain or (loss)
State Street Bank+Trust Co	Short term investment fund	$750,911	$		979	$		$750,911	$—
State Street Bank+Trust Co	Short term investment fund			764,387	1,266		764,387	764,387	—
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund	130,474			103			130,474	—
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund			252,449	408		100,041	252,449	152,408

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	31750S113 PIMCO FXVAN PUT USD KRW 1410.0000000	$(2)
		31750S121 PIMCO FXVAN PUT USD KRW 1375.0000000	1
		317UBC4A8 PIMCO SWAPTION 3.639 CALL USD 202601	1
		ACE SECURITIES CORP. ACE 2004 HE4 M1	119
		AEP TEXAS INC SR UNSECURED 07/30 2.1	365
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 01/29 5.1	102
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 10/26 2.45	395
		AES CORP/THE SR UNSECURED 01/31 2.45	91
		AES CORP/THE SR UNSECURED 03/32 5.8	308
		AGREE LP COMPANY GUAR 06/28 2	286
		ALBA PLC ALBA 2006 2 A3B REGS	95
		ALTRIA GROUP INC COMPANY GUAR 02/26 4.4	367
		AMER AIRLN 14 1 A PTT PASS THRU CE 04/28 3.7	44
		AMEREN CORP SR UNSECURED 01/29 5	205
		AMERICAN ASSETS TRUST LP COMPANY GUAR 02/31 3.375	91
		AMERICAN TOWER CORP SR UNSECURED 02/29 5.2	206
		AMERICAN TOWER CORP SR UNSECURED 03/27 3.65	199
		APPLOVIN CORP SR UNSECURED 12/29 5.125	308
		ARGENTINE PESO	7
		AT+T INC SR UNSECURED 03/26 1.7	199
		AT+T INC SR UNSECURED 06/51 3.65	282
		AUST 10Y BOND FUT MAR26 XSFE 20260316	2
		AUSTRALIAN DOLLAR	82
		AUSTRALIAN GOVERNMENT BONDS REGS 11/31 1	165
		AUSTRALIAN GOVERNMENT SR UNSECURED REGS 06/35 2.75	340
		AUTONATION INC SR UNSECURED 06/30 4.75	202
		BANK BANK 2018 BN14 A4	300
		BANK BANK 2019 BN20 A3	284
		BANK OF AMERICA CORP SR UNSECURED 01/27 VAR	200
		BANK OF AMERICA CORP SR UNSECURED 01/28 VAR	200
		BANK OF AMERICA CORP SR UNSECURED 04/28 VAR	398
		BANK OF AMERICA CORP SR UNSECURED 09/27 VAR	304
		BANK OF AMERICA CORP SR UNSECURED 12/28 VAR	99
		BANK OF AMERICA NA SR UNSECURED 08/26 VAR	201
		BANK OF MONTREAL SR UNSECURED 02/28 5.203	103
		BANK OF NOVA SCOTIA SR UNSECURED 02/26 4.75	300
		BANK OF NY MELLON CORP SR UNSECURED 02/29 VAR	202
		BARCLAYS PLC SR UNSECURED 03/28 VAR	202
		BARCLAYS PLC SR UNSECURED 09/27 VAR	202
		BARCLAYS PLC SR UNSECURED 11/32 VAR	364
		BAT CAPITAL CORP COMPANY GUAR 09/26 3.215	398
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	34

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BENCHMARK MORTGAGE TRUST BMARK 2018 B1 A5	$297
		BENCHMARK MORTGAGE TRUST BMARK 2018 B3 AAB	87
		BENCHMARK MORTGAGE TRUST BMARK 2018 B4 A2	35
		BENCHMARK MORTGAGE TRUST BMARK 2019 B14 A5	284
		BERRY GLOBAL INC SR SECURED 01/26 1.57	300
		BLACK HILLS CORP SR UNSECURED 03/28 5.95	207
		BNP PARIBAS REGS 07/27 VAR	266
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	276
		BOEING CO SR UNSECURED 02/28 3.25	688
		BOEING CO SR UNSECURED 05/30 5.15	206
		BRANDYWINE OPER PARTNERS COMPANY GUAR 11/27 3.95	294
		BRAZILIAN REAL	82
		BROADCOM INC COMPANY GUAR 04/30 5	206
		BROWN + BROWN INC SR UNSECURED 06/28 4.7	304
		BWU01H5V6 IRS USD P F 1.75000 BWU01H5V6 CCPOIS	285
		BWU01H5V6 IRS USD R V 12MSOFR BWU01H5V6 CCPOIS	(299)
		BWU01PGH7 IRS USD P F 1.25000 SWU01PGH7 CCPOIS	608
		BWU01PGH7 IRS USD R V 03MSOFR BWU01PGH7 CCPOIS SOFR +0.26161	(233)
		BWU01PJP6 IRS USD P F 2.00000 SWU01PJP6 CCPOIS	130
		BWU01PJP6 IRS USD R V 03MSOFR BWU01PJP6 CCPOIS SOFR +0.26161	7
		BWU01Q9O8 IRS EUR P F .00000 SWU01Q9O8 CCPVANILLA	374
		BWU01Q9O8 IRS EUR R V 06MEURIB SWUV1Q9O0 CCPVANILLA	77
		BWU01RO19 IRS USD P F 1.15000 SWU01RO19 CCPOIS	1,151
		BWU01RO19 IRS USD R V 03MSOFR SWUV1RO11 CCPOIS	(28)
		BWU01UNW5 IRS USD P F 1.25000 SWU01UNW5 CCPOIS	735
		BWU01UNW5 IRS USD R V 03MSOFR SWUV1UNW7 CCPOIS	(44)
		BWU01VPO9 IRS USD P F 1.93120 SWU01VPO9 CCPOIS	519
		BWU01VTV9 IRS USD P F 1.97500 SWU01VTV9 CCPOIS	654
		BWU01Z9R1 IRS EUR P F 3.25500 SWU01Z9R1 CCPVANILLA	(11)
		BWU01Z9R1 IRS EUR R V 06MEURIB SWUV1Z9R3 CCPVANILLA	8
		BWU01ZER5 IRS EUR P F 3.17900 SWU01ZER5 CCPVANILLA	(11)
		BWU01ZER5 IRS EUR R V 06MEURIB SWUV1ZER7 CCPVANILLA	8
		BWU01ZG51 IRS CAD P F 3.50000 SWU01ZG51 CCPOIS	(14)
		BWU01ZG51 IRS CAD R V 06MCORRA SWUV1ZG53 CCPOIS	(5)
		BWU0203Z5 IRS USD P F 4.00000 SWU0203Z5 CCPOIS	(19)
		BWU0203Z5 IRS USD R V 12MSOFR SWUV203Z7 CCPOIS	(146)
		BWU0206W9 IRS USD P F 3.50000 SWU0206W9 CCPOIS	295
		BWU0206W9 IRS USD R V 12MSOFR SWUV206W1 CCPOIS	(77)
		BWU025U43 IRS USD P F 3.50000 SWU025U43 CCPOIS	56
		BWU025U43 IRS USD R V 12MSOFR SWUV25U45 CCPOIS	(6)
		BWU02CN46 IRS EUR P F 2.06280 SWU02CN46 CCPOIS	(22)
		BWU02CN46 IRS EUR R V 12MESTR SWUV2CN48 CCPOIS	23

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BWU02CPW2 IRS EUR P F 2.05000 SWU02CPW2 CCPOIS	$(11)
		BWU02CPW2 IRS EUR R V 12MESTR SWUV2CPW4 CCPOIS	12
		BWU02CPZ5 IRS EUR P F 2.05630 SWU02CPZ5 CCPOIS	(22)
		BWU02CPZ5 IRS EUR R V 12MESTR SWUV2CPZ7 CCPOIS	23
		BWU02DSM9 IRS USD P F 3.76473 SWU02DSM9 CCPOIS	6
		BWU02G0R1 IRS USD P F 3.25000 SWU02G0R1 CCPOIS	173
		BWU02G0R1 IRS USD R V 12MSOFR SWUV2G0R3 CCPOIS	(130)
		BWU02G3R8 IRS JPY P F 1.25000 SWU02G3R8 CCPOIS	186
		BWU02G3R8 IRS JPY R V 12MTONAR SWUV2G3R0 CCPOIS	(91)
		BWU02GS83 IRS EUR P F 2.40000 SWU02GS83 CCPVANILLA	(8)
		BWU02GS83 IRS EUR R V 06MEURIB SWUV2GS85 CCPVANILLA	8
		BWU02J3H4 IRS GBP P F 4.50000 SWU02J3H4 CCPOIS	(8)
		BWU02J3H4 IRS GBP R V 12MSONIA SWUV2J3H6 CCPOIS	10
		BWU02JZS5 IRS EUR P F 3.00000 SWU02JZS5 CCPVANILLA	14
		BWU02JZS5 IRS EUR R V 06MEURIB SWUV2JZS7 CCPVANILLA	7
		BWU02K2I0 IRS BRL P F 13.01660 SWU02K2I0 CCPNDFPREDISWAP	18
		BWU02K2I0 IRS BRL R V 00MBRCDI SWUV2K2I2 CCPNDFPREDISWAP	(12)
		BWU02K2Z2 IRS BRL P F 13.00000 SWU02K2Z2 CCPNDFPREDISWAP	5
		BWU02K2Z2 IRS BRL R V 00MBRCDI SWUV2K2Z4 CCPNDFPREDISWAP	(4)
		CALIFORNIA ST HLTH FACS FING A CASMED 06/37 FIXED 4.19	191
		CAMPBELLS COMPANY/THE SR UNSECURED 03/26 5.3	200
		CAN 10YR BOND FUT MAR26 XMOD 20260320	(8)
		CANADIAN DOLLAR	62
		CCBOSHUS6 BANK OF AMERICA CCPC CCBOSHUS6 BANK OF AMERICA CCPC	905
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	1,419
		CCFARIUS1 SWCC WELLS FARGO USD SWAPS CASH COLLATERAL USD	60
		CDW LLC/CDW FINANCE COMPANY GUAR 12/26 2.67	99
		CENTENE CORP SR UNSECURED 07/28 2.45	187
		CENTENE CORP SR UNSECURED 08/31 2.625	258
		CENTENE CORP SR UNSECURED 10/30 3	179
		CENTERPOINT ENERGY RES SR UNSECURED 03/28 5.25	205
		CGI INC SR UNSECURED 09/26 1.45	196
		CHARTER COMM OPT LLC/CAP SR SECURED 04/51 3.7	442
		CHENIERE ENERGY PARTNERS COMPANY GUAR 10/29 4.5	301
		CIGNA GROUP/THE SR UNSECURED 03/31 2.375	362
		CITIBANK NA SR UNSECURED 12/26 5.488	304
		CITIGROUP COMMERCIAL MORTGAGE CGCMT 2016 C1 A4	100
		CITIGROUP INC SR UNSECURED 02/30 VAR	205
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	25
		CMS ENERGY CORP SR UNSECURED 02/27 2.95	197
		COMM MORTGAGE TRUST COMM 2017 COR2 A3	197

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	COMMONSPIRIT HEALTH SECURED 09/30 4.352	$100
		COMMONSPIRIT HEALTH SECURED 09/35 4.975	99
		COMMONSPIRIT HEALTH SR SECURED 10/49 4.187	79
		CONSTELLATION BRANDS INC SR UNSECURED 01/29 4.8	254
		CONSTELLATION EN GEN LLC SR UNSECURED 03/28 5.6	206
		COREBRIDGE FINANCIAL INC SR UNSECURED 04/27 3.65	199
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	37
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	21
		CROWN CASTLE INC SR UNSECURED 09/27 3.65	198
		CROWN CASTLE INC SR UNSECURED 09/28 4.8	203
		CROWN CASTLE INC SR UNSECURED 11/29 3.1	95
		CVS HEALTH CORP SR UNSECURED 08/27 1.3	765
		DANISH KRONE	1
		DEUTSCHE BANK NY 01/29 VAR	209
		DEUTSCHE BANK NY 02/28 VAR	203
		EMERA US FINANCE LP COMPANY GUAR 06/31 2.639	181
		ENBRIDGE INC COMPANY GUAR 04/29 5.3	206
		ENBRIDGE INC COMPANY GUAR 06/30 4.9	307
		ENERGY TRANSFER LP SR UNSECURED 12/28 6.1	105
		ENTERGY ARKANSAS LLC 1ST MORTGAGE 06/51 2.65	119
		EQUINIX INC SR UNSECURED 05/31 2.5	181
		EURO BUND FUTURE MAR26 XEUR 20260306	(4)
		EUROPEAN UNION SR UNSECURED REGS 10/29 2.875	595
		EVERSOURCE ENERGY SR UNSECURED 01/27 5	101
		EVERSOURCE ENERGY SR UNSECURED 05/26 4.75	100
		EXELON CORP SR UNSECURED 03/28 5.15	204
		EXPAND ENERGY CORP SR UNSECURED 01/35 5.7	104
		EXTRA SPACE STORAGE LP COMPANY GUAR 06/31 2.55	362
		FANNIE MAE FNR 2004 10 ZB	17
		FANNIE MAE FNR 2011 86 NF	25
		FANNIE MAE FNR 2012 55 PC	335
		FANNIE MAE FNR 2015 38 DF	20
		FANNIE MAE FNR 2015 87 BF	36
		FANNIE MAE FNR 2019 28 FJ	123
		FANNIE MAE FNR 2022 42 FA	136
		FANNIE MAE FNR 2025 4 FB	205
		FANNIE MAE FNR 2025 66 FK	261
		FED HM LN PC POOL RA9057 FR 05/53 FIXED 5	249
		FED HM LN PC POOL RA9128 FR 08/53 FIXED 5.5	338
		FED HM LN PC POOL SD2524 FR 10/52 FIXED 4	82
		FED HM LN PC POOL SD7578 FR 04/55 FIXED 6	251
		FED HM LN PC POOL SD8227 FR 07/52 FIXED 4	763

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	FED HM LN PC POOL SD8367 FR 10/53 FIXED 5.5	$249
		FED HM LN PC POOL WN2427 FR 04/28 FIXED 4.17	100
		FED HM LN PC POOL ZA6393 FR 03/49 FIXED 4	11
		FED REPUBLIC OF BRAZIL SR UNSECURED 03/34 6.125	202
		FERGUSON ENTERPRISES INC COMPANY GUAR 03/31 4.35	299
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF68 A	43
		FHLMC MULTIFAMILY STRUCTURED P FHMS Q029 A	158
		FIDELITY NATL INFO SERV SR UNSECURED 03/28 1.65	285
		FLORIDA POWER + LIGHT CO 1ST MORTGAGE 04/28 5.05	103
		FMC CORP SR UNSECURED 10/26 3.2	198
		FNMA POOL 725236 FN 03/34 FIXED VAR	2
		FNMA POOL 888638 FN 09/37 FIXED VAR	48
		FNMA POOL 894948 FN 08/36 FIXED 6	1
		FNMA POOL 995279 FN 12/38 FIXED VAR	3
		FNMA POOL AE0515 FN 04/40 FIXED VAR	3
		FNMA POOL AH8434 FN 04/41 FIXED 5	4
		FNMA POOL AL5853 FN 05/44 FIXED VAR	92
		FNMA POOL AL8946 FN 08/46 FIXED VAR	499
		FNMA POOL AW3558 FN 05/29 FIXED 3	26
		FNMA POOL BK2012 FN 04/48 FIXED 4	556
		FNMA POOL BM2003 FN 10/47 FIXED VAR	11
		FNMA POOL BS7947 FN 03/28 FIXED 4.55	201
		FNMA POOL BS8211 FN 05/28 FIXED 4.55	203
		FNMA POOL BW1215 FN 10/52 FIXED 4.5	810
		FNMA POOL BW8996 FN 10/52 FIXED 4.5	829
		FNMA POOL BY6172 FN 07/53 FIXED 5.5	1,512
		FNMA POOL BY8987 FN 08/53 FIXED 5.5	894
		FNMA POOL BZ5550 FN 12/32 FIXED 4.3	1,097
		FNMA POOL CA3674 FN 06/49 FIXED 4	18
		FNMA POOL CB6241 FN 05/53 FIXED 4.5	244
		FNMA POOL CB6672 FN 07/53 FIXED 5	82
		FNMA POOL CB6728 FN 07/53 FIXED 5	174
		FNMA POOL DA5382 FN 11/53 FIXED 5	472
		FNMA POOL DB8491 FN 07/54 FIXED 5.5	863
		FNMA POOL FM1107 FN 06/49 FIXED VAR	14
		FNMA POOL FS3097 FN 10/52 FIXED VAR	71
		FNMA POOL FS3519 FN 11/52 FIXED VAR	247
		FNMA POOL FS8865 FN 02/35 FIXED VAR	131
		FNMA POOL MA3036 FN 06/32 FIXED 3.5	231
		FNMA POOL MA3125 FN 09/32 FIXED 3	273
		FNMA POOL MA4700 FN 08/52 FIXED 4	3,423
		FNMA POOL MA4733 FN 09/52 FIXED 4.5	244

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	$1,709
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	(695)
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	695
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	5,354
		FNMA TBA 30 YR 4.5 SINGLE FAMILY MORTGAGE	488
		FNMA TBA 30 YR 5 SINGLE FAMILY MORTGAGE	3,172
		FNMA TBA 30 YR 5.5 SINGLE FAMILY MORTGAGE	13,279
		FNMA TBA 30 YR 6 SINGLE FAMILY MORTGAGE	12,016
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	200
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/29 5.303	202
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/26 5.125	201
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/26 VAR	201
		FREDDIE MAC SLST SLST 2019 3 A1C	210
		FREDDIE MAC FHR 2882 ZC	5
		FREDDIE MAC FHR 4313 FM	337
		FREDDIE MAC FHR 4790 F	90
		FREDDIE MAC FHR 4935 KP	390
		FREDDIE MAC FHR 4948 E	29
		FREDDIE MAC FHR 5092 XA	40
		FREDDIE MAC FHR 5115 CD	80
		FREDDIE MAC FHR 5115 EM	291
		FREDDIE MAC FHR 5468 QF	304
		FREDDIE MAC FHR 5499 FH	208
		FREDDIE MAC FHR 5534 FP	254
		FREDDIE MAC FHR 5560 FB	267
		FREDDIE MAC FHR 5564 FB	194
		FREDDIE MAC FHR 5564 PF	99
		FREDDIE MAC NOTES 10/26 0.8	1,075
		FREDDIE MAC WHOLE LOAN SECURIT FWLS 2017 SC01 2A	132
		GENERAL MILLS INC SR UNSECURED 01/27 4.7	202
		GENERAL MOTORS FINL CO SR UNSECURED 05/27 VAR	201
		GLOBAL PAYMENTS INC SR UNSECURED 08/29 3.2	477
		GLP CAPITAL LP / FIN II COMPANY GUAR 02/33 5.25	301
		GNMA II POOL MA5264 G2 06/48 FIXED 4	18
		GNMA II POOL MA8566 G2 01/53 FIXED 3.5	238
		GNMA II TBA 30 YR 2 JUMBOS	249
		GNMA II TBA 30 YR 2.5 JUMBOS	519
		GNMA II TBA 30 YR 3.5 JUMBOS	1,093
		GNMA II TBA 30 YR 4 JUMBOS	1,322
		GNMA II TBA 30 YR 4.5 JUMBOS	1,170
		GNMA II TBA 30 YR 5 JUMBOS	1,278
		GNMA II TBA 30 YR 6 JUMBOS	1,937

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	GOLDEN ST TOBACCO SECURITIZATI GLDGEN 06/50 FIXED 3.85	$64
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/27 VAR	696
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/30 VAR	732
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/32 VAR	91
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/32 VAR	179
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	46
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	25
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	89
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	76
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	44
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	70
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 31 GF	120
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 33 F	65
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 5 JF	68
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H02 FN	87
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H22 EF	81
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H25 FA	299
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H26 DF	102
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H01 FA	196
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H02 FA	389
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H02 FB	494
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H03 FA	97
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H05 FL	193
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H05 GF	191
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H08 GF	190
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H27 FA	490
		GS MORTGAGE SECURITIES TRUST GSMS 2019 GC42 A4	283
		GXO LOGISTICS INC SR UNSECURED 05/29 6.25	211
		HCA INC COMPANY GUAR 11/30 4.3	299
		HEALTHCARE RLTY HLDGS LP COMPANY GUAR 03/31 2.05	86
		HEALTHPEAK OP LLC COMPANY GUAR 07/26 3.25	199
		HIGHWOODS REALTY LP SR UNSECURED 03/28 4.125	297
		HSBC HOLDINGS PLC JR SUBORDINA 12/99 VAR	285
		HSBC HOLDINGS PLC SR UNSECURED 03/31 VAR	308
		HSBC HOLDINGS PLC SR UNSECURED 09/28 VAR	483
		HYATT HOTELS CORP SR UNSECURED 03/32 5.75	315
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	57
		ING GROEP NV JR SUBORDINA 12/99 VAR	269
		ING GROEP NV SR UNSECURED 03/30 VAR	206
		ING GROEP NV SR UNSECURED 03/31 VAR	308
		ING GROEP NV SR UNSECURED 04/27 VAR	298
		INTEGRIS BAPTIST MEDICAL SR SECURED 08/50 3.875	73

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	INTEL CORP SR UNSECURED 02/30 5.125	$205
		INTERCONTINENTALEXCHANGE SR UNSECURED 09/40 2.65	445
		JAPAN (20 YEAR ISSUE) BONDS 03/45 2.4	220
		JAPAN (20 YEAR ISSUE) BONDS 12/44 2	333
		JAPAN (30 YEAR ISSUE) BONDS 03/55 2.4	207
		JAPAN (30 YEAR ISSUE) BONDS 06/55 2.8	228
		JAPAN (30 YEAR ISSUE) BONDS 09/55 3.2	124
		JAPAN (30 YEAR ISSUE) BONDS 12/54 2.3	256
		JAPAN (40 YEAR ISSUE) BONDS 03/64 2.2	139
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 JP4 A4	99
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	67
		JPMDB COMMERCIAL MORTGAGE SECU JPMDB 2016 C2 A4	99
		JPMORGAN CHASE + CO SR UNSECURED 04/28 VAR	306
		JPMORGAN CHASE + CO SR UNSECURED 04/28 VAR	201
		JPMORGAN CHASE + CO SR UNSECURED 04/30 VAR	104
		JPMORGAN CHASE + CO SR UNSECURED 04/32 VAR	640
		JPMORGAN CHASE + CO SR UNSECURED 06/29 VAR	96
		JT INTL FIN SERVICES BV COMPANY GUAR REGS 09/28 3.875	199
		KILROY REALTY LP COMPANY GUAR 01/36 6.25	104
		LAZARD GROUP LLC SR UNSECURED 03/31 6	212
		LETRA TESOURO NACIONAL BILLS 04/26 0.00000	936
		LLOYDS BANKING GROUP PLC SR UNSECURED 08/33 VAR	407
		LLOYDS BANKING GROUP PLC SR UNSECURED 11/28 VAR	201
		LLOYDS BANKING GROUP PLC SR UNSECURED 11/28 VAR	204
		LONG GILT FUTURE MAR26 IFLL 20260327	3
		LOUISIANA ST LOCAL GOVT ENVRNM LASGOV 12/34 FIXED 5.048	207
		LPL HOLDINGS INC COMPANY GUAR 03/30 5.2	307
		MARRIOTT INTERNATIONAL SR UNSECURED 10/28 5.55	208
		MARYLAND ST HLTH HGR EDUCTNL MDSMED 07/40 FIXED 3.052	313
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	5
		META PLATFORMS INC SR UNSECURED 11/30 4.2	2,182
		MICRON TECHNOLOGY INC SR UNSECURED 02/30 4.663	202
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/32 VAR	714
		MIZUHO FINANCIAL GROUP SR UNSECURED 05/27 VAR	297
		MIZUHO FINANCIAL GROUP SR UNSECURED 07/31 VAR	182
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	3
		MORGAN STANLEY BANK NA SR UNSECURED 01/28 VAR	252
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	10
		MORGAN STANLEY CAPITAL I TRUST MSC 2017 HR2 A4	99
		MORGAN STANLEY CAPITAL I TRUST MSC 2019 L3 A4	286
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	52
		MORGAN STANLEY CAPITAL INC MSAC 2006 NC2 A2D	15

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	MORGAN STANLEY PVT BANK SR UNSECURED 07/28 VAR	$601
		MORGAN STANLEY SR UNSECURED 01/27 VAR	200
		MORGAN STANLEY SR UNSECURED 04/28 VAR	402
		MORGAN STANLEY SR UNSECURED 04/28 VAR	102
		MORGAN STANLEY SR UNSECURED 04/30 VAR	104
		MORGAN STANLEY SR UNSECURED 07/30 VAR	410
		MORGAN STANLEY SR UNSECURED 07/32 VAR	267
		MORGAN STANLEY TBA CASH COLLATERAL	(26)
		NATIONAL FUEL GAS CO SR UNSECURED 03/30 5.5	103
		NATIONAL FUEL GAS CO SR UNSECURED 03/31 2.95	365
		NEW S WALES TREASURY CRP LOCAL GOVT G REGS 03/34 1.75	103
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	91
		NEXI SPA SR UNSECURED REGS 04/29 2.125	226
		NEXTERA ENERGY CAPITAL COMPANY GUAR 06/30 2.25	460
		NOMURA HOLDINGS INC SR UNSECURED 01/26 5.709	200
		NOMURA HOLDINGS INC SR UNSECURED 01/28 5.842	206
		NORWEGIAN KRONE	10
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/29 5.2	307
		OHIO POWER COMPANY SR UNSECURED 06/33 5	101
		ONEOK INC COMPANY GUAR 11/28 5.65	208
		ONEOK INC COMPANY GUAR 11/30 5.8	106
		ORACLE CORP SR UNSECURED 05/30 4.65	99
		ORACLE CORP SR UNSECURED 08/28 4.8	302
		ORACLE CORP SR UNSECURED 09/45 5.875	362
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 01/29 6.1	209
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 03/35 5.7	309
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/28 5	102
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 07/30 4.55	100
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 08/35 6	105
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 12/47 3.95	149
		PACIFICORP 1ST MORTGAGE 02/31 5.3	103
		PACIFICORP 1ST MORTGAGE 02/34 5.45	203
		PAYCHEX INC SR UNSECURED 04/32 5.35	311
		PG+E RECOVERY FND LLC SR SECURED 06/42 5.231	304
		PHILIP MORRIS INTL INC SR UNSECURED 11/27 5.125	204
		PIEDMONT OPERATING PARTN COMPANY GUAR 07/29 6.875	212
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	9,864
		PINNACLE WEST CAPITAL SR UNSECURED 05/28 4.9	306
		POUND STERLING	62
		PROLOGIS LP SR UNSECURED 02/33 4.2	293
		PUBLIC SERVICE ENTERPRIS SR UNSECURED 04/29 5.2	206
		QUANTA SERVICES INC SR UNSECURED 10/30 2.9	94

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	REALTY INCOME CORP SR UNSECURED 06/35 3.875	$116
		REPUBLIC OF CHILE SR UNSECURED 01/27 2.75	197
		REPUBLIC OF PERU SR UNSECURED REGS 08/31 6.95	291
		REPUBLIC OF PHILIPPINES SR UNSECURED 07/28 4.625	304
		REPUBLIC OF PHILIPPINES SR UNSECURED 07/33 5	205
		REPUBLIC OF POLAND SR UNSECURED 09/34 5.125	102
		REPUBLIC OF SOUTH AFRICA BONDS 01/37 8.5	221
		REPUBLIC OF SOUTH AFRICA BONDS 01/40 9	50
		REPUBLIC OF SOUTH AFRICA BONDS 01/44 8.75	8
		REPUBLIC OF SOUTH AFRICA BONDS 02/35 8.875	966
		REPUBLIC OF SOUTH AFRICA BONDS 02/48 8.75	23
		REPUBLIC OF SOUTH AFRICA BONDS 02/48 8.75	17
		REPUBLIC OF SOUTH AFRICA BONDS 03/36 6.25	36
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	119
		ROMANIAN LEU	1
		ROYAL BANK OF CANADA SR UNSECURED 01/27 4.875	202
		ROYALTY PHARMA PLC COMPANY GUAR 03/31 4.45	200
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,616
		SANTANDER HOLDINGS USA SR UNSECURED 03/31 VAR	207
		SANTANDER UK GROUP HLDGS SR UNSECURED 06/27 VAR	396
		SANTANDER UK GROUP HLDGS SR UNSECURED 09/29 VAR	300
		SOUTH AFRICAN RAND	40
		SOUTHERN CO GAS CAPITAL COMPANY GUAR 01/31 1.75	89
		SOUTHERN GAS CORRIDOR GOVT GUARANT REGS 03/26 6.875	201
		SOUTHWEST GAS CORP SR UNSECURED 03/28 5.45	205
		SPIRE INC SR UNSECURED 03/26 5.3	200
		SPIRIT AEROSYSTEMS INC SR SECURED 06/26 3.85	299
		STATE OF ISRAEL SR UNSECURED 03/34 5.5	207
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	158
		STRIPS 08/40 0.00000	448
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	23
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	19
		SUMISHO AIR LEASE CORP SR UNSECURED 06/26 5.3	302
		SUMITOMO MITSUI FINL GRP SR UNSECURED 01/27 2.174	393
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/30 2.13	456
		SUMITOMO MITSUI FINL GRP SR UNSECURED 09/26 1.402	688
		SUTTER HEALTH UNSECURED 08/33 5.164	206
		SWAP BNP PARIBAS BOC SWAP CASH COLLATERAL USD	(260)
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	192
		SWAP JP MORGAN BOC SWAP CASH COLLATERAL USD	(340)
		SWEDISH KRONA	31
		SWISS FRANC	1

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWPC0JYY5 CDS USD R F 1.00000 FIX CCPCORPORATE	$(2)
		SWPC0K0C7 CDS USD R F 1.00000 1 CCPCORPORATE	(1)
		SWPC0KR12 CDS USD R F 1.00000 FIX SOVEREIGN	6
		SWPC0KR20 CDS USD R F 1.00000 FIX SOVEREIGN	5
		SWPC0KRC8 CDS USD R F 1.00000 FIX SOVEREIGN	20
		SWPC0LEP1 CDS USD R F 1.00000 FIX SOVEREIGN	9
		SWPC0LEQ9 CDS USD R F 1.00000 FIX SOVEREIGN	9
		SWPC0LEV8 CDS USD R F 1.00000 1 CCPCORPORATE	4
		SWPC0LX54 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0LY04 CDS USD R F 5.00000 1 CCPCORPORATE	(6)
		SWPC0NUQ7 CDS USD R F 1.00000 1 CCPCDX	8
		SWPC0NUU8 CDS EUR P V 03MEVENT 2 CCPITRAXX	(2)
		SWPC0NUU8 CDS EUR R F 1.00000 1 CCPITRAXX	3
		SWPC40YU0 CDS EUR P V 03MEVENT FLO ITRAXXTRANCHE	(77)
		SWPC40YU0 CDS EUR R F 5.00000 FIX ITRAXXTRANCHE	78
		SWPC44DR2 CDS EUR P V 03MEVENT FLO ITRAXXTRANCHE	(15)
		SWPC44DR2 CDS EUR R F 5.00000 FIX ITRAXXTRANCHE	20
		SWPC44KD5 CDS EUR P V 03MEVENT FLO ITRAXXTRANCHE	(15)
		SWPC44KD5 CDS EUR R F 5.00000 FIX ITRAXXTRANCHE	20
		SWPC44SD7 CDS EUR P V 03MEVENT FLO ITRAXXTRANCHE	(13)
		SWPC44SD7 CDS EUR R F 5.00000 FIX ITRAXXTRANCHE	19
		SWPC44SR6 CDS EUR P V 03MEVENT FLO ITRAXXTRANCHE	(2)
		SWPC44SR6 CDS EUR R F 5.00000 FIX ITRAXXTRANCHE	2
		SWPC44TD6 CDS EUR P V 03MEVENT FLO ITRAXXTRANCHE	(13)
		SWPC44TD6 CDS EUR R F 5.00000 FIX ITRAXXTRANCHE	18
		SWU01PFI6 IRS EUR P V 06MEURIB SWUV1PFI8 CCPVANILLA	(12)
		SWU01PFI6 IRS EUR R F 2.54700 SWU01PFI6 CCPVANILLA	10
		SWU01Q9P5 IRS EUR P V 06MEURIB CCPVANILLA	(150)
		SWU01Q9P5 IRS EUR R F .00000 CCPVANILLA NEGATIVE RATE -0.17	(129)
		SWU01VTU1 IRS USD R F 1.80300 SWU01VTU1 CCPOIS	(310)
		SWU01XJV6 IRS AUD P V 06MBBSW SWUV1XJV8 CCPVANILLA	(24)
		SWU01XJV6 IRS AUD R F 4.50000 SWU01XJV6 CCPVANILLA	41
		SWU022FV7 IRS AUD P V 06MBBSW SWUV22FV9 CCPVANILLA	(8)
		SWU022FV7 IRS AUD R F 4.50000 SWU022FV7 CCPVANILLA	(2)
		SWU027DP1 IRS BRL P V 00MBRCDI SWUV27DP3 CCPNDFPREDISWAP	4
		SWU027DP1 IRS BRL R F 11.55750 SWU027DP1 CCPNDFPREDISWAP	(25)
		SWU027MN6 IRS BRL P V 00MBRCDI SWUV27MN8 CCPNDFPREDISWAP	(17)
		SWU027MN6 IRS BRL R F 11.94500 SWU027MN6 CCPNDFPREDISWAP	(8)
		SWU02AHC9 IRS AUD P V 06MBBSW SWUV2AHC1 CCPVANILLA	(1)
		SWU02AHC9 IRS AUD R F 4.00000 SWU02AHC9 CCPVANILLA	(13)
		SWU02D2D7 IRS AUD P V 06MBBSW SWUV2D2D9 CCPVANILLA	(18)
		SWU02D2D7 IRS AUD R F 4.50000 SWU02D2D7 CCPVANILLA	6

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWU02GEG0 IRS EUR P V 06MEURIB SWUV2GEG2 CCPVANILLA	$(9)
		SWU02GEG0 IRS EUR R F 2.61000 SWU02GEG0 CCPVANILLA	6
		SWU02HWT0 IRS BRL P V 00MBRCDI SWUV2HWT2 CCPNDFPREDISWAP	(2)
		SWU02HWT0 IRS BRL R F 13.32000 SWU02HWT0 CCPNDFPREDISWAP	2
		SWU02HXE2 IRS BRL P V 00MBRCDI SWUV2HXE4 CCPNDFPREDISWAP	(3)
		SWU02HXE2 IRS BRL R F 13.92550 SWU02HXE2 CCPNDFPREDISWAP	3
		SWU02HXM4 IRS BRL P V 00MBRCDI SWUV2HXM6 CCPNDFPREDISWAP	(16)
		SWU02HXM4 IRS BRL R F 13.29140 SWU02HXM4 CCPNDFPREDISWAP	15
		SWU02HXN2 IRS BRL P V 00MBRCDI SWUV2HXN4 CCPNDFPREDISWAP	(30)
		SWU02HXN2 IRS BRL R F 13.92710 SWU02HXN2 CCPNDFPREDISWAP	27
		SWU02HZY6 IRS BRL P V 00MBRCDI SWUV2HZY8 CCPNDFPREDISWAP	(2)
		SWU02HZY6 IRS BRL R F 14.00870 SWU02HZY6 CCPNDFPREDISWAP	2
		SWU02I022 IRS BRL P V 00MBRCDI SWUV2I024 CCPNDFPREDISWAP	(3)
		SWU02I022 IRS BRL R F 13.35370 SWU02I022 CCPNDFPREDISWAP	2
		SWU02JCH4 IRS BRL P V 00MBRCDI SWUV2JCH6 CCPNDFPREDISWAP	(9)
		SWU02JCH4 IRS BRL R F 13.40000 SWU02JCH4 CCPNDFPREDISWAP	9
		SWU02JZR7 IRS EUR P V 06MEURIB SWUV2JZR9 CCPVANILLA	(4)
		SWU02JZR7 IRS EUR R F 2.75000 SWU02JZR7 CCPVANILLA	(16)
		SYNCHRONY FINANCIAL SR UNSECURED 03/29 5.15	203
		SYSTEM ENERGY RESOURCES 1ST MORTGAGE 04/28 6	208
		T MOBILE USA INC COMPANY GUAR 03/28 4.95	306
		TELEFONICA EUROPE BV COMPANY GUAR 09/30 8.25	115
		TEXAS NATURAL GAS SECURITIZTN TNGUTL 04/41 FIXED 5.169	204
		THAILAND BAHT	1
		THAMES WATER SUPER SEN SR SECURED 144A 10/27 9.75	2
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	11
		TITULOS DE TESORERIA BONDS 01/35 11.75	230
		TITULOS DE TESORERIA BONDS 02/33 13.25	227
		TITULOS DE TESORERIA BONDS 08/29 11	245
		TITULOS DE TESORERIA BONDS 11/40 12.75	261
		TORONTO DOMINION BANK SR UNSECURED 10/28 4.109	201
		TOYOTA MOTOR CREDIT CORP SR UNSECURED 05/27 4.5	303
		TR FINANCE LLC COMPANY GUAR 05/26 3.35	299
		TREASURY CORP VICTORIA LOCAL GOVT G REGS 09/33 2.25	55
		TRIMBLE INC SR UNSECURED 06/28 4.9	406
		TSY INFL IX N/B 02/45 0.75	202
		TSY INFL IX N/B 02/46 1	104
		TSY INFL IX N/B 02/49 1	93
		TSY INFL IX N/B 02/51 0.125	135
		TSY INFL IX N/B 02/53 1.5	316
		TSY INFL IX N/B 02/54 2.125	1,003

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	TSY INFL IX N/B 02/55 2.375	$98
		TSY INFL IX N/B 04/28 1.25	5,083
		TSY INFL IX N/B 04/29 2.125	3,335
		UBS AG LONDON SR UNSECURED 09/28 5.65	209
		UBS GROUP AG SR UNSECURED 04/26 4.55	301
		UNITED KINGDOM GILT BONDS REGS 07/54 4.375	965
		UNITED KINGDOM GILT BONDS REGS 10/53 3.75	211
		UNITED MEXICAN STATES SR UNSECURED 01/38 6.625	313
		UNITEDHEALTH GROUP INC SR UNSECURED 01/31 4.65	203
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/27 FIXED 1.316	97
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/30 FIXED 1.614	182
		UPMC SECURED 05/33 5.035	204
		US 10YR FUT OPTN FEB26C 113.5 EXP 01/23/2026	1
		US 10YR NOTE (CBT)MAR26 XCBT 20260320	(39)
		US 10YR ULTRA FUT MAR26 XCBT 20260320	7
		US 2YR NOTE (CBT) MAR26 XCBT 20260331	(15)
		US 5YR NOTE (CBT) MAR26 XCBT 20260331	8
		US LONG BOND(CBT) MAR26 XCBT 20260320	1
		US TREASURY N/B 02/41 1.875	1,964
		US TREASURY N/B 02/45 2.5	1,564
		US TREASURY N/B 02/48 3	299
		US TREASURY N/B 02/49 3	666
		US TREASURY N/B 02/50 2	353
		US TREASURY N/B 02/51 1.875	828
		US TREASURY N/B 02/52 2.25	954
		US TREASURY N/B 03/29 4.125	2,136
		US TREASURY N/B 05/43 2.875	156
		US TREASURY N/B 05/43 3.875	990
		US TREASURY N/B 05/44 3.375	2,154
		US TREASURY N/B 05/44 4.625	197
		US TREASURY N/B 05/48 3.125	229
		US TREASURY N/B 05/49 2.875	789
		US TREASURY N/B 05/51 2.375	380
		US TREASURY N/B 05/52 2.875	1,334
		US TREASURY N/B 08/43 4.375	1,342
		US TREASURY N/B 08/44 3.125	3,496
		US TREASURY N/B 08/47 2.75	502
		US TREASURY N/B 08/48 3	149
		US TREASURY N/B 08/49 2.25	1,637
		US TREASURY N/B 08/50 1.375	99
		US TREASURY N/B 08/51 2	676
		US TREASURY N/B 08/54 4.25	1,090

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	US TREASURY N/B 08/55 4.75	$792
		US TREASURY N/B 11/40 1.375	315
		US TREASURY N/B 11/41 2	995
		US TREASURY N/B 11/42 2.75	694
		US TREASURY N/B 11/42 4	828
		US TREASURY N/B 11/44 3	699
		US TREASURY N/B 11/48 3.375	556
		US TREASURY N/B 11/49 2.375	465
		US TREASURY N/B 11/50 1.625	791
		US TREASURY N/B 11/51 1.875	167
		US TREASURY N/B 11/54 4.5	189
		US ULTRA BOND CBT MAR26 XCBT 20260320	35
		VERIZON COMMUNICATIONS SR UNSECURED 01/33 4.75	100
		VICI PROPERTIES LP SR UNSECURED 04/34 5.75	207
		VICI PROPERTIES LP SR UNSECURED 04/35 5.625	307
		VIRGINIA POWER FUEL SEC SR SECURED 05/33 4.877	205
		VODAFONE GROUP PLC JR SUBORDINA 06/81 VAR	471
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	5
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	39
		WASTE MANAGEMENT INC COMPANY GUAR 06/29 2	281
		WEC ENERGY GROUP INC SR UNSECURED 12/28 2.2	95
		WELLS FARGO + COMPANY SR UNSECURED 06/27 VAR	199
		WELLS FARGO + COMPANY SR UNSECURED 07/28 VAR	303
		WELLS FARGO + COMPANY SR UNSECURED 07/29 VAR	207
		WELLS FARGO + COMPANY SR UNSECURED 09/29 VAR	300
		WELLS FARGO + COMPANY SR UNSECURED 10/26 3	199
		WELLS FARGO BANK NA SR UNSECURED 08/26 5.45	101
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2019 C49 A5	99
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2020 C55 A5	94
		WESSEX WATER SERVS FIN COMPANY GUAR 03/28 5.375	273
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 11/26 3.45	199
		WEYERHAEUSER CO SR UNSECURED 05/26 4.75	100
		WPX ENERGY INC SR UNSECURED 01/30 4.5	65
		WYNN MACAU LTD SR UNSECURED REGS 08/28 5.625	200
		YORKSHIRE WATER FINANCE SR SECURED REGS 10/32 1.75	213
		Total Pimco	$193,448

	Dodge & Cox	AT+T INC SR UNSECURED 02/39 6.55	$551
		ELEVANCE HEALTH INC SR UNSECURED 05/30 2.25	368
		ELEVANCE HEALTH INC SR UNSECURED 02/30 4.75	138
		BAT CAPITAL CORP COMPANY GUAR 08/33 6.421	304
		BAT CAPITAL CORP COMPANY GUAR 03/28 2.259	96

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	BAT CAPITAL CORP COMPANY GUAR 03/31 2.726	$231
		BAT CAPITAL CORP COMPANY GUAR 03/32 4.742	429
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	100
		BANK OF AMERICA CORP SR UNSECURED 12/28 VAR	395
		BANK OF AMERICA CORP SR UNSECURED 02/31 VAR	117
		BANK OF AMERICA CORP SUBORDINATED 03/37 VAR	401
		BANK OF AMERICA CORP SR UNSECURED 07/28 VAR	583
		BANK OF AMERICA CORP SR UNSECURED 01/29 VAR	153
		BANK OF AMERICA CORP SR UNSECURED 05/29 VAR	127
		BANK OF NY MELLON CORP SR UNSECURED 10/33 VAR	243
		BARCLAYS PLC SUBORDINATED 05/26 5.2	201
		BARCLAYS PLC SUBORDINATED 05/28 4.836	202
		BARCLAYS PLC SUBORDINATED 06/30 VAR	204
		BARCLAYS PLC SR UNSECURED 08/28 VAR	204
		BARCLAYS PLC SR UNSECURED 05/27 VAR	251
		BARCLAYS PLC SR UNSECURED 09/29 VAR	211
		BOSTON PROPERTIES LP SR UNSECURED 10/26 2.75	124
		BOSTON PROPERTIES LP SR UNSECURED 03/30 2.9	141
		BOSTON PROPERTIES LP SR UNSECURED 01/31 3.25	774
		BOSTON PROPERTIES LP SR UNSECURED 01/34 6.5	135
		CCO HLDGS LLC/CAP CORP SR UNSECURED 05/32 4.5	1,032
		CIGNA GROUP/THE COMPANY GUAR 10/28 4.375	530
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	127
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	189
		CVS HEALTH CORP SR UNSECURED 04/30 3.75	147
		CVS HEALTH CORP SR UNSECURED 06/31 5.55	210
		CVS HEALTH CORP JR SUBORDINA 12/54 VAR	78
		CVS HEALTH CORP JR SUBORDINA 03/55 VAR	472
		CALIFORNIA ST CAS 10/39 FIXED 7.3	204
		CALIFORNIA ST CAS 03/40 FIXED 7.625	886
		CAPITAL ONE FINANCIAL CO SUBORDINATED 07/26 3.75	200
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/28 VAR	202
		CAPITAL ONE FINANCIAL CO SR UNSECURED 10/31 VAR	283
		CAPITAL ONE FINANCIAL CO SR UNSECURED 02/30 VAR	130
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	141
		CHARTER COMM OPT LLC/CAP SR SECURED 04/33 4.4	71
		CITIGROUP INC SR UNSECURED 03/31 VAR	350
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,105
		REPUBLIC OF COLOMBIA SR UNSECURED 11/36 7.75	391
		REPUBLIC OF COLOMBIA SR UNSECURED 04/30 7.375	317
		COMCAST CORP COMPANY GUAR 04/30 3.4	146
		COMCAST CORP COMPANY GUAR 05/32 4.95	205

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	$1,419
		DOMINION ENERGY INC SR UNSECURED 04/30 3.375	314
		DOMINION ENERGY INC SR UNSECURED 04/26 1.45	149
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	61
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	187
		ELANCO ANIMAL HEALTH INC SR UNSECURED 08/28 6.4	418
		META PLATFORMS INC SR UNSECURED 11/32 4.6	101
		META PLATFORMS INC SR UNSECURED 11/35 4.875	275
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	252
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	19
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	14
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	93
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	27
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	244
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	23
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	9
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	39
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	194
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	43
		FED HM LN PC POOL SD1080 FR 05/52 FIXED 3	362
		FED HM LN PC POOL SD1581 FR 09/52 FIXED 2.5	2,163
		FED HM LN PC POOL SD1933 FR 06/52 FIXED 3.5	629
		FED HM LN PC POOL SD2253 FR 12/52 FIXED 3.5	643
		FED HM LN PC POOL SD6706 FR 01/54 FIXED 4.5	1,207
		FED HM LN PC POOL SD7400 FR 12/54 FIXED 4.5	1,079
		FED HM LN PC POOL SD7485 FR 02/54 FIXED 4.5	232
		FED HM LN PC POOL SD7530 FR 11/50 FIXED 2.5	475
		FED HM LN PC POOL SD8221 FR 06/52 FIXED 3.5	2,395
		FED HM LN PC POOL SD8222 FR 06/52 FIXED 4	297
		FED HM LN PC POOL SD8202 FR 03/52 FIXED 3.5	918
		FED HM LN PC POOL SD8214 FR 05/52 FIXED 3.5	1,727
		FED HM LN PC POOL SD8256 FR 10/52 FIXED 4	531
		FED HM LN PC POOL SD8244 FR 09/52 FIXED 4	3,938
		FED HM LN PC POOL SD8274 FR 12/52 FIXED 4	1,065
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	16
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	31
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	176
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	128
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	32
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	48
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	70
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	78

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	$312
		FED HM LN PC POOL QE2001 FR 05/52 FIXED 3.5	316
		FED HM LN PC POOL RA2958 FR 07/50 FIXED 2	487
		FED HM LN PC POOL RA3053 FR 07/50 FIXED 2	293
		FED HM LN PC POOL RA3167 FR 07/50 FIXED 2	1,385
		FED HM LN PC POOL RA3202 FR 07/50 FIXED 2.5	1,280
		FED HM LN PC POOL RA4119 FR 12/50 FIXED 2	1,093
		FED HM LN PC POOL RA7127 FR 04/52 FIXED 3.5	2,495
		FED HM LN PC POOL RA6337 FR 11/51 FIXED 2.5	712
		FED HM LN PC POOL RB5141 FR 01/42 FIXED 2	615
		FANNIE MAE FNR 2013 106 MA	37
		FREDDIE MAC FHR 4283 EW	131
		FREDDIE MAC FHR 5133 BD	627
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	7
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	104
		FNMA POOL AL7147 FN 02/45 FIXED VAR	31
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	31
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	54
		FNMA POOL AL7205 FN 12/29 FIXED VAR	16
		FNMA POOL AL7384 FN 09/45 FIXED VAR	63
		FNMA POOL AL9781 FN 02/46 FIXED VAR	116
		FNMA POOL AL9096 FN 10/42 FIXED VAR	131
		FNMA POOL AL9407 FN 09/42 FIXED VAR	36
		FNMA POOL AL8830 FN 10/34 FIXED VAR	117
		FNMA POOL AL8816 FN 09/45 FIXED VAR	98
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	9
		FREDDIE MAC FHR 2957 VZ	77
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	20
		FANNIE MAE FNR 2007 50 DZ	37
		FNMA POOL 704235 FN 05/33 FIXED 5.5	10
		FNMA POOL 725229 FN 03/34 FIXED VAR	18
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	118
		FNMA POOL BH5372 FN 08/47 FIXED 4	149
		FNMA POOL BK5257 FN 05/48 FIXED 4	211
		FNMA POOL BM1357 FN 01/43 FIXED VAR	142
		FNMA POOL BM6149 FN 10/49 FLOATING VAR	286
		FNMA POOL BN3064 FN 02/49 FLOATING VAR	37
		FNMA POOL BV9913 FN 06/52 FIXED 3.5	221
		FNMA POOL BW0490 FN 06/52 FIXED 4	1,423
		FNMA POOL CA2643 FN 11/48 FIXED 4.5	60
		FNMA POOL CA2804 FN 12/48 FIXED 4.5	52
		FNMA POOL CA6247 FN 07/50 FIXED 2.5	995

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FNMA POOL CA6398 FN 07/50 FIXED 2.5	$565
		FNMA POOL CA6902 FN 09/50 FIXED 2	1,385
		FNMA POOL CA7241 FN 10/50 FIXED 2.5	1,580
		FNMA POOL CA8473 FN 01/51 FIXED 2	669
		FNMA POOL CB3332 FN 04/52 FIXED 3.5	2,554
		FNMA POOL CB3841 FN 06/52 FIXED 3.5	1,218
		FNMA POOL FM4714 FN 10/50 FIXED VAR	1,474
		FNMA POOL FS1453 FN 04/52 FIXED VAR	2,330
		FNMA POOL FS2143 FN 06/52 FIXED VAR	2,755
		FNMA POOL FS3502 FN 09/52 FIXED VAR	1,061
		FNMA POOL FS9443 FN 02/54 FIXED VAR	817
		FNMA POOL 888560 FN 11/35 FIXED VAR	17
		FNMA POOL 889072 FN 12/37 FIXED VAR	62
		FNMA POOL 889984 FN 10/38 FIXED VAR	55
		FNMA POOL 965097 FN 09/38 FLOATING VAR	7
		FNMA POOL 976853 FN 11/29 FIXED 5.5	9
		FNMA POOL 995006 FN 10/38 FLOATING VAR	5
		FNMA POOL 995051 FN 03/37 FIXED VAR	15
		FNMA POOL AB1763 FN 11/30 FIXED 4	8
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	73
		FNMA POOL MA2508 FN 01/36 FIXED 4	59
		FNMA POOL MA3617 FN 03/49 FIXED 5	34
		FNMA POOL MA4625 FN 06/52 FIXED 3.5	666
		FNMA POOL MA4600 FN 05/52 FIXED 3.5	1,252
		FNMA POOL MA4700 FN 08/52 FIXED 4	529
		FNMA POOL MA4732 FN 09/52 FIXED 4	703
		FNMA POOL MA4977 FN 04/53 FIXED 4.5	432
		FNMA POOL MA5612 FN 02/55 FIXED 4.5	4,529
		FNMA POOL AD0198 FN 09/38 FIXED VAR	16
		FED HM LN PC POOL SL0432 FR 01/54 FIXED 4.5	366
		FED HM LN PC POOL SL3293 FR 04/55 FIXED 4.5	2,891
		FORD CREDIT AUTO OWNER TRUST FORDO 2024 B A3	332
		FORD CREDIT AUTO OWNER TRUST FORDO 2025 A A4	774
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 2.7	545
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/27 7.35	209
		FORD MOTOR CREDIT CO LLC SR UNSECURED 05/28 6.8	339
		FORD MOTOR CREDIT CO LLC SR UNSECURED 03/27 5.8	203
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	325
		FREDDIE MAC SCRT SCRT 2017 4 M45T	150
		GE HEALTHCARE TECH INC SR UNSECURED 08/29 4.8	358
		GE HEALTHCARE TECH INC COMPANY GUAR 03/30 5.857	159
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/28 VAR	202

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	GOLDMAN SACHS GROUP INC SR UNSECURED 10/29 VAR	$150
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/28 VAR	821
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	475
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	424
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	251
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 H15 JF	534
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 H01 FV	1,422
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H13 FJ	658
		GOVERNMENT NATIONAL MORTGAGE A GNR 2021 H19 FM	601
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FA	681
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FC	1,385
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H11 EF	275
		HCA INC COMPANY GUAR 06/29 4.125	399
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	334
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	632
		HSBC HOLDINGS PLC SR UNSECURED 06/31 VAR	187
		HSBC HOLDINGS PLC SR UNSECURED 08/31 VAR	182
		HSBC HOLDINGS PLC SR UNSECURED 06/28 VAR	202
		HSBC HOLDINGS PLC SUBORDINATED 06/34 VAR	217
		HOME DEPOT INC SR UNSECURED 04/30 2.7	47
		HOME DEPOT INC SR UNSECURED 04/40 3.3	41
		HOME DEPOT INC SR UNSECURED 04/50 3.35	35
		HYUNDAI AUTO RECEIVABLES TRUST HART 2024 C A3	383
		ILLINOIS ST ILS 06/33 FIXED 5.1	1,163
		JPMORGAN CHASE + CO SR UNSECURED 03/31 VAR	227
		JPMORGAN CHASE + CO SR UNSECURED 04/31 VAR	117
		JPMORGAN CHASE + CO SUBORDINATED 05/31 VAR	1,062
		JPMORGAN CHASE + CO SUBORDINATED 09/33 VAR	392
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	384
		LYB INT FINANCE III COMPANY GUAR 10/30 2.25	45
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/33 VAR	553
		LLOYDS BANKING GROUP PLC SR UNSECURED 06/29 VAR	229
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	200
		NATWEST GROUP PLC SUBORDINATED 11/35 VAR	207
		NATWEST GROUP PLC SR UNSECURED 06/27 VAR	346
		NATWEST GROUP PLC SR UNSECURED 09/29 VAR	781
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/40 FIXED 7.414	90
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/41 FIXED 7.102	380
		NEXTERA ENERGY CAPITAL COMPANY GUAR 07/27 4.625	303
		NEXTERA ENERGY CAPITAL COMPANY GUAR 03/29 4.9	359
		NEXTERA ENERGY CAPITAL COMPANY GUAR 03/30 5.05	542
		NISSAN AUTO RECEIVABLES OWNER NAROT 2024 B A3	354

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	ORACLE CORP SR UNSECURED 04/30 2.95	$254
		ORACLE CORP SR UNSECURED 08/28 4.8	101
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	925
		PETROLEOS MEXICANOS COMPANY GUAR 02/32 6.7	299
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	101
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	308
		PETROLEOS MEXICANOS COMPANY GUAR 01/50 7.69	1,076
		PHILIP MORRIS INTL INC SR UNSECURED 11/29 5.625	63
		PHILIP MORRIS INTL INC SR UNSECURED 11/32 5.75	75
		PHILIP MORRIS INTL INC SR UNSECURED 02/33 5.375	183
		PHILIP MORRIS INTL INC SR UNSECURED 02/31 5.125	78
		RTX CORP SR UNSECURED 03/31 6	135
		RTX CORP SR UNSECURED 03/34 6.1	110
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	1,028
		SLM STUDENT LOAN TRUST SLMA 2007 6 A5	1,023
		SLM STUDENT LOAN TRUST SLMA 2014 2 A3	822
		CHARLES SCHWAB CORP SR UNSECURED 05/29 VAR	285
		CHARLES SCHWAB CORP SR UNSECURED 05/34 VAR	54
		CHARLES SCHWAB CORP SR UNSECURED 08/34 VAR	82
		CHARLES SCHWAB CORP SR UNSECURED 11/29 VAR	265
		SOUTHERN CO JR SUBORDINA 08/27 5.113	356
		SOUTHERN CO JR SUBORDINA 01/51 VAR	650
		SOUTHERN CO JR SUBORDINA 09/51 VAR	370
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	3,638
		SYNOPSYS INC SR UNSECURED 04/28 4.65	51
		SYNOPSYS INC SR UNSECURED 04/30 4.85	256
		SYNOPSYS INC SR UNSECURED 04/32 5	204
		T MOBILE USA INC COMPANY GUAR 04/30 3.875	295
		T MOBILE USA INC COMPANY GUAR 04/29 3.375	683
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	255
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	583
		TOYOTA AUTO RECEIVABLES OWNER TAOT 2025 B A4	690
		TOYOTA AUTO RECEIVABLES OWNER TAOT 2024 C A3	341
		TOYOTA AUTO RECEIVABLES OWNER TAOT 2025 A A3	172
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	275
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	550
		TRANSCANADA TRUST COMPANY GUAR 09/79 VAR	521
		UNUM GROUP SR UNSECURED 12/28 6.75	239
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	105
		UNITED PARCEL SERVICE SR UNSECURED 03/53 5.05	253
		TSY INFL IX N/B 02/53 1.5	651
		US TREASURY N/B 08/53 4.125	5,343

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	US TREASURY N/B 11/53 4.75	$1,809
		US TREASURY N/B 02/54 4.25	3,671
		US TREASURY N/B 02/44 4.5	1,831
		US TREASURY N/B 08/44 4.125	1,783
		US TREASURY N/B 11/44 4.625	1,852
		US TREASURY N/B 02/55 4.625	800
		TSY INFL IX N/B 02/55 2.375	293
		US TREASURY N/B 02/45 4.75	1,090
		US TREASURY N/B 05/45 5	1,141
		US TREASURY N/B 08/34 3.875	1,160
		US TREASURY N/B 04/32 4	1,112
		US TREASURY N/B 05/35 4.25	2,296
		US TREASURY N/B 08/35 4.25	2,494
		US TREASURY N/B 11/35 4	1,591
		UNIV OF CALIFORNIA CA RGTS MED UNVHGR 05/53 FIXED 4.563	173
		VERIZON COMMUNICATIONS SR UNSECURED 01/31 1.75	330
		VMWARE LLC SR UNSECURED 08/26 1.4	369
		VODAFONE GROUP PLC JR SUBORDINA 04/79 VAR	583
		VOLKSWAGEN AUTO LOAN ENHANCED VALET 2024 1 A4	1,197
		WELLS FARGO + COMPANY SUBORDINATED 06/26 4.1	200
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	477
		WELLS FARGO + COMPANY SR UNSECURED 06/28 VAR	147
		WELLS FARGO + COMPANY SR UNSECURED 03/33 VAR	327
		WELLS FARGO + COMPANY SR UNSECURED 07/33 VAR	127
		WELLS FARGO + COMPANY SR UNSECURED 04/34 VAR	130
		Total Dodge & Cox	$151,205

	Jackson Square Partners	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$9
		Total Jackson Square Partners	$9

	Next Century	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$122
		Total Next Century	$122

	AJO Partners	CTO REALTY GROWTH INC REIT USD.01	$54
		GAMING AND LEISURE PROPERTIE REIT	3
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	6
		Total AJO Partners	$63

	Westwood	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$131
		Total Westwood	$131

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	AGCO CORP COMMON STOCK USD.01	$1,911
		ADVANCED MICRO DEVICES COMMON STOCK USD.01	3,487
		ALLIANT ENERGY CORP COMMON STOCK USD.01	572
		ALLSTATE CORP COMMON STOCK USD.01	3,762
		ALPHABET INC CL C COMMON STOCK USD.001	10,913
		AMAZON.COM INC COMMON STOCK USD.01	5,368
		AMEREN CORPORATION COMMON STOCK USD.01	3,825
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	2,755
		ELEVANCE HEALTH INC COMMON STOCK USD.01	5,835
		APPLIED MATERIALS INC COMMON STOCK USD.01	2,551
		ASTRAZENECA PLC SPONS ADR ADR	2,201
		AVALONBAY COMMUNITIES INC REIT USD.01	3,681
		BANK OF AMERICA CORP COMMON STOCK USD.01	7,118
		BECTON DICKINSON AND CO COMMON STOCK USD1.0	2,092
		BOEING CO/THE COMMON STOCK USD5.0	3,221
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	1,874
		THE CIGNA GROUP COMMON STOCK USD.01	2,326
		CSX CORP COMMON STOCK USD1.0	5,582
		CVS HEALTH CORP COMMON STOCK USD.01	4,172
		EXPAND ENERGY CORP COMMON STOCK USD.01	1,632
		CISCO SYSTEMS INC COMMON STOCK USD.001	532
		CITIGROUP INC COMMON STOCK USD.01	4,616
		COCA COLA CO/THE COMMON STOCK USD.25	1,712
		COLGATE PALMOLIVE CO COMMON STOCK USD1.0	4,486
		CONOCOPHILLIPS COMMON STOCK USD.01	5,996
		CUMMINS INC COMMON STOCK USD2.5	2,002
		WALT DISNEY CO/THE COMMON STOCK USD.01	2,194
		EOG RESOURCES INC COMMON STOCK USD.01	1,484
		EQUITABLE HOLDINGS INC COMMON STOCK USD.01	2,313
		EXXON MOBIL CORP COMMON STOCK	3,742
		META PLATFORMS INC CLASS A COMMON STOCK USD.000006	1,411
		FIFTH THIRD BANCORP COMMON STOCK	627
		FORTIVE CORP COMMON STOCK USD.01	3,271
		GENERAL ELECTRIC COMMON STOCK USD.01	2,909
		HARTFORD INSURANCE GROUP INC COMMON STOCK USD.01	2,927
		HOME DEPOT INC COMMON STOCK USD.05	4,208
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	2,386
		INTEL CORP COMMON STOCK USD.001	1,426
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	3,114
		JOHNSON + JOHNSON COMMON STOCK USD1.0	1,887
		KEYSIGHT TECHNOLOGIES IN COMMON STOCK USD.01	2,776
		SAMSUNG ELECTR GDR REG S GDR	4,053

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	L3HARRIS TECHNOLOGIES INC COMMON STOCK USD1.0	$4,399
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,686
		SIEMENS AG REG COMMON STOCK	2,774
		MERCK + CO. INC. COMMON STOCK USD.5	3,690
		METLIFE INC COMMON STOCK USD.01	4,956
		MICROSOFT CORP COMMON STOCK USD.00000625	3,029
		MIDDLEBY CORP COMMON STOCK USD.01	1,665
		NEWS CORP CLASS A COMMON STOCK USD.01	1,558
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	3,571
		PROCTER + GAMBLE CO/THE COMMON STOCK	5,388
		QUALCOMM INC COMMON STOCK USD.0001	3,940
		RPM INTERNATIONAL INC COMMON STOCK USD.01	1,859
		ROWE T PRICE GOV RES FD	63
		REXFORD INDUSTRIAL REALTY IN REIT USD.01	2,357
		ROCKWELL AUTOMATION INC COMMON STOCK USD1.0	1,917
		SALESFORCE INC COMMON STOCK USD.001	3,366
		SANOFI ADR ADR	817
		SLB LTD COMMON STOCK USD.01	1,819
		SCHWAB (CHARLES) CORP COMMON STOCK USD.01	7,377
		SEMPRA COMMON STOCK	2,781
		SOUTHERN CO/THE COMMON STOCK USD5.0	3,905
		STANLEY BLACK + DECKER INC COMMON STOCK USD2.5	3,017
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,264
		T MOBILE US INC COMMON STOCK USD.0001	2,493
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	2,843
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	1,506
		US BANCORP COMMON STOCK USD.01	4,884
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	467
		UNITEDHEALTH GROUP INC COMMON STOCK USD.01	1,087
		VIATRIS INC COMMON STOCK	2,576
		WALMART INC COMMON STOCK USD.1	1,271
		WELLS FARGO + CO COMMON STOCK USD1.666	4,085
		WEYERHAEUSER CO REIT USD1.25	2,126
		WILLIAMS COS INC COMMON STOCK USD1.0	1,124
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	4,432
		TOTALENERGIES SE COMMON STOCK EUR2.5	2,691
		ACCENTURE PLC CL A COMMON STOCK USD.0000225	1,209
		LINDE PLC COMMON STOCK	1,876
		TE CONNECTIVITY PLC COMMON STOCK USD.01	663
		CHUBB LTD COMMON STOCK	5,854
		Total T. Rowe Price	$243,335

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Loomis Sayles	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$14
		Total Loomis Sayles	$14

	Boston Partners	AMN HEALTHCARE SERVICES INC COMMON STOCK USD.01	$1,273
		ACADEMY SPORTS + OUTDOORS IN COMMON STOCK USD.01	1,864
		AMERICAN INTEGRITY INSURANCE COMMON STOCK USD.001	1,859
		BKV CORPORATION COMMON STOCK USD.01	4,022
		BGC GROUP INC A COMMON STOCK USD.01	2,637
		BRIGHTVIEW HOLDINGS INC COMMON STOCK USD.01	1,478
		BROADSTONE NET LEASE INC REIT USD.00025	2,696
		CAREDX INC COMMON STOCK USD.001	1,301
		CENTURY ALUMINUM COMPANY COMMON STOCK USD.01	1,520
		CROSS COUNTRY HEALTHCARE INC COMMON STOCK USD.0001	392
		CUSTOM TRUCK ONE SOURCE INC COMMON STOCK USD.0001	1,730
		CYTEK BIOSCIENCES INC COMMON STOCK USD.001	1,991
		DRIVEN BRANDS HOLDINGS INC COMMON STOCK USD.01	3,453
		8X8 INC COMMON STOCK USD.001	1,131
		GIBRALTAR INDUSTRIES INC COMMON STOCK USD.01	1,815
		HOLLEY INC COMMON STOCK USD.0001	2,041
		IAC INC COMMON STOCK USD.0001	2,055
		INGEVITY CORP COMMON STOCK USD.01	2,638
		INNOVIVA INC COMMON STOCK USD.01	2,468
		KRONOS WORLDWIDE INC COMMON STOCK USD.01	1,046
		LIBERTY ENERGY INC COMMON STOCK	992
		LITTELFUSE INC COMMON STOCK USD.01	1,017
		MYR GROUP INC/DELAWARE COMMON STOCK USD.01	1,788
		THYSSENKRUPP AG COMMON STOCK	2,896
		MARTEN TRANSPORT LTD COMMON STOCK USD.01	796
		MATTHEWS INTL CORP CLASS A COMMON STOCK USD1.0	906
		MAXIMUS INC COMMON STOCK	2,477
		MESA LABORATORIES INC COMMON STOCK	1,312
		NCR VOYIX CORP COMMON STOCK USD.01	2,971
		NATIONAL VISION HOLDINGS INC COMMON STOCK USD.01	3,050
		NEWMARK GROUP INC CLASS A COMMON STOCK USD.01	1,048
		ONTO INNOVATION INC COMMON STOCK	2,800
		PTC THERAPEUTICS INC COMMON STOCK USD.001	2,623
		PERELLA WEINBERG PARTNERS COMMON STOCK USD.0001	1,885
		PROFICIENT AUTO LOGISTICS IN COMMON STOCK USD.01	1,700
		PROSPERITY BANCSHARES INC COMMON STOCK USD1.0	3,588
		REGAL REXNORD CORP COMMON STOCK USD.01	1,981
		SLM CORP COMMON STOCK USD.2	1,037
		SILICON MOTION TECHNOL ADR ADR USD.01	2,424

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Boston Partners	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$2,814
		TRI POINTE HOMES INC COMMON STOCK USD.01	2,966
		TELEFLEX INC COMMON STOCK USD1.0	4,088
		TERADATA CORP COMMON STOCK USD.01	4,093
		TRUEBLUE INC COMMON STOCK	786
		TUTOR PERINI CORP COMMON STOCK USD1.0	2,663
		V2X INC COMMON STOCK USD.01	2,378
		WEBSTER FINANCIAL CORP COMMON STOCK USD.01	3,045
		ALPHA + OMEGA SEMICONDUCTOR COMMON STOCK	1,066
		NATIONAL ENERGY SERVICES REU COMMON STOCK	1,686
		TAT TECHNOLOGIES LTD COMMON STOCK ILS.9	777
		STAR BULK CARRIERS CORP COMMON STOCK USD.01	1,038
		Total Boston Partners	$104,101

	Jennison	ADVANCED MICRO DEVICES COMMON STOCK USD.01	$5,406
		ALPHABET INC CL C COMMON STOCK USD.001	12,946
		ALPHABET INC CL A COMMON STOCK USD.001	12,942
		AMAZON.COM INC COMMON STOCK USD.01	24,565
		AMPHENOL CORP CL A COMMON STOCK USD.001	3,370
		APPLE INC COMMON STOCK USD.00001	21,240
		APPLOVIN CORP CLASS A COMMON STOCK USD.00003	3,647
		AXON ENTERPRISE INC COMMON STOCK USD.00001	1,561
		BOEING CO/THE COMMON STOCK USD5.0	5,698
		BOSTON SCIENTIFIC CORP COMMON STOCK USD.01	2,389
		BROADCOM INC COMMON STOCK	18,356
		CADENCE DESIGN SYS INC COMMON STOCK USD.01	6,152
		CONSTELLATION ENERGY COMMON STOCK	5,377
		COSTCO WHOLESALE CORP COMMON STOCK USD.005	5,050
		CROWDSTRIKE HOLDINGS INC A COMMON STOCK	4,809
		DATADOG INC CLASS A COMMON STOCK USD.00001	2,193
		DEXCOM INC COMMON STOCK USD.001	2,140
		WALT DISNEY CO/THE COMMON STOCK USD.01	5,079
		EDWARDS LIFESCIENCES CORP COMMON STOCK USD1.0	3,462
		META PLATFORMS INC CLASS A COMMON STOCK USD.000006	13,749
		GENERAL ELECTRIC COMMON STOCK USD.01	6,202
		GOLDMAN SACHS GROUP INC COMMON STOCK USD.01	3,556
		ADIDAS AG COMMON STOCK	2,079
		HILTON WORLDWIDE HOLDINGS IN COMMON STOCK USD.01	4,114
		INTUITIVE SURGICAL INC COMMON STOCK USD.001	4,292
		KEYSIGHT TECHNOLOGIES IN COMMON STOCK USD.01	3,896
		ELI LILLY + CO COMMON STOCK	14,791
		MASTERCARD INC A COMMON STOCK USD.0001	7,858

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2025	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issue,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Jennison	MERCADOLIBRE INC COMMON STOCK USD.001	$1,716
		MERCK + CO. INC. COMMON STOCK USD.5	1,031
		MICROSOFT CORP COMMON STOCK USD.00000625	22,943
		NETFLIX INC COMMON STOCK USD.001	8,118
		NVIDIA CORP COMMON STOCK USD.001	30,457
		O REILLY AUTOMOTIVE INC COMMON STOCK USD.01	2,992
		ORACLE CORP COMMON STOCK USD.01	3,787
		SERVICENOW INC COMMON STOCK USD.001	4,186
		SHOPIFY INC CLASS A COMMON STOCK	4,782
		SNOWFLAKE INC COMMON STOCK USD1.0	5,696
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,389
		TAIWAN SEMICONDUCTOR SP ADR ADR	5,412
		TESLA INC COMMON STOCK USD.001	12,987
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	2,820
		TOAST INC CLASS A COMMON STOCK USD.000001	2,121
		UBER TECHNOLOGIES INC COMMON STOCK USD.00001	2,932
		VERTEX PHARMACEUTICALS INC COMMON STOCK USD.01	3,999
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	8,341
		WALMART INC COMMON STOCK USD.1	6,630
		SPOTIFY TECHNOLOGY SA COMMON STOCK EUR.000625	2,475
		Total Jennison	$341,733

		Grand Total	$1,034,161

Item  9.01    Financial Statements and Exhibits
(d)    Exhibits
EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – McConnell & Jones, LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 25, 2026

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Natalie K. Schilling
Natalie K. Schilling
Chair of the Southern California Edison Company
Benefits Committee